Exhibit 99.1

PEDIMENT GOLD CORP.

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the offices of the Company, Suite 680 – 789 West Pender Street, Vancouver, British Columbia, on Thursday, March 18, 2010 at 10:00 a.m., for the following purposes:

(a)

To receive the financial statements of the Company for the fiscal year ended September 30, 2009, together with the report of the auditors thereon;

(b)

To determine the number of directors at seven;

(c)

To elect directors;

(d)

To appoint auditors; and

(e)

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Registered shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy, or to complete the Proxy by telephone or mail, in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 8th day of February, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Gary Freeman”

Gary Freeman,

President & Chief Executive Officer

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.